SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13G
                                 (Rule 13D-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No.    ) 1<F1>



                             Preferred Networks, Inc.
                                (Name of Issuer)



                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)



                                   73990510
                                 (CUSIP Number)

                              ____________________
















_____________________
<F1>
1
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 7 Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Centennial Fund IV, L.P.  (84-1240398)

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [ ]
                                                            (b) [ ]

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

        NUMBER OF           5    SOLE VOTING POWER

         SHARES                  1,057,502

      BENEFICIALLY          6    SHARED VOTING POWER

        OWNED BY                 -0-

          EACH              7    SOLE DISPOSITIVE POWER

        REPORTING                1,057,502

         PERSON             8    SHARED DISPOSITIVE POWER

          WITH                   -0-

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,057,502

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                         [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.2%

  12    TYPE OF REPORTING PERSON*
        PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Centennial Holdings IV, L.P.  (84-1240397)

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]
                                                     (b) [ ]


   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


        NUMBER OF           5    SOLE VOTING POWER

         SHARES                  1,057,502

      BENEFICIALLY          6    SHARED VOTING POWER

        OWNED BY                 -0-

          EACH              7    SOLE DISPOSITIVE POWER

       REPORTING                 1,057,502

         PERSON             8    SHARED DISPOSITIVE POWER

         WITH                    -0-

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,057,502


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                        [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.2%

  12    TYPE OF REPORTING PERSON*
        PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER:

      Preferred Networks, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      850 Center Way, Norcross, Georgia 30071

ITEM 2(A).  NAME(S) OF PERSON(S) FILING:

      This Statement is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"), by virtue of its direct beneficial ownership of the Issuer s common stock, par value $.0001 per share (the "Shares"), and by Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of being the sole general partner of Fund IV. Steven C. Halstedt, G. Jackson Tankersley, Jr., Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Fund IV and Holdings IV and may be deemed to possess indirect beneficial ownership of the Shares held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares directly beneficially owned by Fund IV.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      1428 Fifteenth Street, Denver, Colorado 80202

ITEM 2(C).  CITIZENSHIP:

      Delaware

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.0001 per share

ITEM 2(E).  CUSIP NUMBER:

      73990510

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)         Broker or dealer registered under Section 15 of the Act,
      (b)         Bank as defined in Section 3(a)(6) of the Act,
      (c)         Insurance Company as defined in Section 3(a)(19) of the Act,
      (d) Investment Company registered under Section 8 of the Investment Company Act,
      (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
      (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
      (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
      (h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not applicable

ITEM 4.  OWNERSHIP.

      (a)         Amount beneficially owned:   Fund IV directly beneficially
                  owns 1,042,502 Shares. By virtue of the relationships described in this Statement, Holdings IV may be deemed to beneficially own the Shares directly beneficially owned by Fund IV.

                  Jeffrey H. Schutz holds 15,000 Shares which are subject to certain vesting requirements. Such Shares are held by Mr. Schutz on behalf of Fund IV. Such Shares may only be voted or disposed of pursuant to instructions from Fund IV and Holdings IV, and accordingly Fund IV and Holdings IV may be deemed to beneficially own such Shares.

      (b)   Percent of class: 7.2%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:    1,057,502

            (ii)   Shared power to vote or to direct the vote:    -0-

            (iii)  Sole power to dispose or to direct the disposition of:

                   1,057,502

            (iv)   Shared power to dispose or to direct the disposition of: -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not applicable

ITEM 10.  CERTIFICATION.

            Not applicable



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997
(Date)



 /s/ G. Jackson Tankersley
(Signature)

G. Jackson Tankersley, as general partner of Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P.
(Name/Title)